SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2014
22 REGISTRATIONS BRANCH

UNIT
SECURITIESANDE
Washing

14041047

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-20254 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NATIONWIDE INVESTMENT SERVICES CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NATIONWIDE PLAZA MAIL DROP 1-13-401
(No. and Street)

COLUMBUS (City) OHIO (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN A. REESE (614) 249-8083
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

191 WEST NATIONWIDE BLVD SUITE 500 COLUMBUS, OHIO 43215
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OP 6/10/14

OD 4/11/14

# OATH OR AFFIRMATION

I, JOHN A. REESE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NATIONWIDE INVESTMENT SERVICES CORPORATION, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

VICE PRESIDENT

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

Jeffrey W. Cloud
Notary Public, State of Ohio
My Commission Expires 09-29-2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT A SIPC MEMBER)
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**NATIONWIDE INVESTMENT SERVICES CORPORATION**
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Financial Statements and Schedules

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

**NATIONWIDE INVESTMENT SERVICES CORPORATION**
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

**Table of Contents**

KPMG

**KPMG LLP**
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

# Report of Independent Registered Public Accounting Firm

The Board of Directors
Nationwide Investment Services Corporation:

We have audited the accompanying financial statements of Nationwide Investment Services Corporation, which comprise the Statement of Financial Condition as of December 31, 2013, and the related Statements of Operations, Stockholder's Equity, and Cash Flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Nationwide Investment Services Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Columbus, Ohio
February 25, 2014

**NATIONWIDE INVESTMENT SERVICES CORPORATION**
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Financial Condition

December 31, 2013

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents (note 3) | $ | 1,777,755 |
| Federal income tax receivable (note 7) | | 394 |
| Receivable from affiliates (note 6) | | 280 |
| Interest receivable | | 25 |
| | $ | 1,778,454 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| Payable to affiliates (note 6) | $ | 384,070 |
| Accounts payable and accrued expenses | | 46,992 |
| | | 431,062 |
| Contingencies (note 5) | | |
| Stockholder's equity (note 4): | | |
| Common stock of $1 par value. Authorized 10,000 shares; issued and outstanding 5,000 shares | | 5,000 |
| Additional paid-in capital | | 1,020,000 |
| Retained earnings | | 322,392 |
| Stockholder's Equity | | 1,347,392 |
| Total Liabilities and Stockholder's Equity | $ | 1,778,454 |

See accompanying notes to financial statements.

**NATIONWIDE INVESTMENT SERVICES CORPORATION**
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Operations

Year ended December 31, 2013

| | | |
|---|---|---|
| Revenues: | | |
| Commissions and related fees (note 6) | $ | 456,000 |
| Interest | | 49 |
| | | 456,049 |
| Expenses: | | |
| Professional fees | | 46,992 |
| Regulatory assessment fees | | 377,110 |
| Miscellaneous fees | | 18,887 |
| | | 442,989 |
| Income before income tax expense | | 13,060 |
| Income tax expense (note 7) | | 4,387 |
| Net income | $ | 8,673 |

See accompanying notes to financial statements.

**NATIONWIDE INVESTMENT SERVICES CORPORATION**
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Stockholder's Equity

Year ended December 31, 2013

| | | Common stock | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|---|
| Balance at December 31, 2012 | $ | 5,000 | 1,020,000 | 313,719 | 1,338,719 |
| Net income | | — | — | 8,673 | 8,673 |
| Balance at December 31, 2013 | $ | 5,000 | 1,020,000 | 322,392 | 1,347,392 |

See accompanying notes to financial statements.

**NATIONWIDE INVESTMENT SERVICES CORPORATION**
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2013

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 8,673 |
| Adjustments to reconcile net income to net cash provided from operating activities: | | |
| (Increase) decrease in: | | |
| Federal income tax receivable | | (394) |
| Interest receivable | | (17) |
| Prepaid taxes | | 212 |
| Receivable from affiliates | | (280) |
| Increase (decrease) in: | | |
| Payable to affiliates | | 313,039 |
| Federal income tax payable | | (620) |
| Accounts payable and accrued expenses | | 21,992 |
| Net cash provided from operating activities | | 342,605 |
| Cash and cash equivalents at beginning of year | | 1,435,150 |
| Cash and cash equivalents at end of year | $ | 1,777,755 |
| Supplemental cash flow information: | | |
| Income taxes paid | $ | 5,401 |

See accompanying notes to financial statements.

**NATIONWIDE INVESTMENT SERVICES CORPORATION**
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements

December 31, 2013

## (1) Nature of Operations

Nationwide Investment Services Corporation (the Company) is a wholly owned subsidiary of Nationwide Life Insurance Company (NLIC), which in turn is a wholly-owned subsidiary of Nationwide Financial Services, Inc. (NFS). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3(k)(1) (limited business). The Company is a member of the Financial Industry Regulatory Authority.

The Company is the general distributor of variable annuities and variable life products for its parent and Nationwide Life and Annuity Insurance Company (NLAIC), a wholly owned subsidiary of NLIC and provides distribution services related to certain trust products for Nationwide Bank (NB), an affiliate. The Company makes available registered representatives who provide educational services to retirement plan sponsors and their plan participants.

## (2) Summary of Significant Accounting Policies

### (a) *Basis of Presentation*

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The carrying amounts of assets and liabilities approximate their fair value, see note 3.

### (b) *Recognition of Revenue and Expenses*

The Company earns revenue through expense reimbursements from NLIC related to expenses incurred while acting as an agent in the distribution variable annuities, variable life and trust products. Interest income is recognized as earned, on a monthly basis. Fees are recognized when earned based on agreements with related parties as discussed in note 6. All expenses are recognized as incurred, and consist primarily of FINRA assessments.

### (c) *Cash and Cash Equivalents*

Cash and cash equivalents, which include highly liquid investments with original maturities of less than three months, are carried at cost, which approximates fair value.

### (d) *Income Taxes*

The Company files a separate company federal income tax return. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes,* which requires deferred tax assets and liabilities to be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is

recognized in income in the period that includes the enactment date. Valuation allowances are established when management determines it is more likely than not that all or some of the deferred tax assets will not be realized.

The company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes* and FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the events occur that management believes impact its liability for additional taxes. The Company records interest related to unrecognized tax benefits and penalties in income tax expense. There was no impact on the Company's financial statements in 2013 since no uncertain tax positions have been identified.

***(e) Recently Issued Accounting Standards***

The Company has not adopted any accounting standards with a material impact to the financial statements and does not expect a material impact to the financial statements as a result of accounting standards issued but not yet adopted.

## (3) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique, due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

- **Level 1** – Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.
- **Level 2** – Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.
- **Level 3** – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements in the first level of the fair value hierarchy.

The following table summarizes assets held at fair value on a recurring basis as of December 31, 2013:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| 2013: | | | | |
| Assets: | | | | |
| Cash equivalents | $ 935,150 | — | — | $ 935,150 |
| Total assets | $ 935,150 | — | — | $ 935,150 |

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed.

## (4) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain a minimum net capital, as defined under such provisions, of the greater of $5,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital. The minimum net capital requirement was $28,737 at December 31, 2013.

At December 31, 2013, aggregate indebtedness was .32 times net capital, and net capital amounted to $1,328,015. The amount of net capital in excess of the statutory requirement was $1,299,278 at December 31, 2013.

## (5) Contingencies

The Company is involved in various claims, legal actions and regulatory matters arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters is not likely to have a material adverse effect on the Company's financial position, results of operations, or liquidity. However, given the significant and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company's financial results in a particular year. Under an agreement between the Company and NLIC, NLIC pays all litigation costs on behalf of the Company. Should NLIC be unable or unwilling to pay these costs in the future, the Company would be liable for such costs.

The Company is subject to oversight by numerous federal and state regulatory entities, including but not limited to the SEC, the Financial Industry Regulatory Authority, the Department of Labor, the IRS and state insurance authorities. Such regulatory entities may, in the normal course, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. The financial services industry has been the subject of increasing scrutiny in connection with a broad spectrum of regulatory issues; with respect to all such scrutiny directed at the Company and/or its affiliates, we are cooperating with regulators.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings could also affect the outcome of one or more of the Company's or its affiliates' litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company and/or its affiliates in the future

## (6) Related Party Transactions

Commissions and related fees are generated entirely from a related party. The Company has entered into agreements with Nationwide Retirement Solutions (NRS), Nationwide Bank (NB), NLIC, and NLAIC, all affiliated companies, whereby the Company acts as a broker-dealer and collects trail commissions on behalf of these companies related to variable life, variable annuity and trust product sales. For the year ended December 31, 2013, commission revenue and related fees collected by the Company and passed through to NRS, NB, NLIC, and NLAIC, were $164,938,706. The amount payable to NRS, NB, NLIC, and NLAIC as of December 31, 2013 aggregated to $384,070. Commission revenue and related fees presented in the accompanying Statements of Operations represent the amounts received by NISC, under the terms of a distribution agreement, to reimburse the Company for direct expenses incurred while acting as a collection agent for commission revenue and related fees. Periodically, management reviews the revenues of the Company to ensure it is sufficient to cover its expenses incurred while providing the distribution services.

## (7) Federal Income Taxes

Total Federal income tax expense for the year ended December 31, 2013 does not significantly differ from the amount computed by applying the U.S. Federal income tax rate of 35%. Management identified no temporary differences in 2013 that required recognition of a deferred tax asset or deferred tax liability.

## (8) Subsequent Events

The Company evaluated subsequent events through February 25, 2014, the date at which the financial statements were available to be issued, and determined there are no additional items to disclose.

**Schedule I**

**NATIONWIDE INVESTMENT SERVICES CORPORATION**
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2013

| | | |
|---|---|---|
| Common stock | $ | 5,000 |
| Additional paid-in capital | | 1,020,000 |
| Retained earnings | | 322,392 |
| Total net worth | | 1,347,392 |
| Nonallowable assets | | 674 |
| Securities haircuts | | 18,703 |
| Net capital | | 1,328,015 |
| Minimum net capital required: | | |
| Greater of $5,000 or 6 2/3% of aggregate indebtedness | | 28,737 |
| Excess net capital | | 1,299,278 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required | $ | 1,284,909 |
| Aggregate indebtedness | $ | 431,062 |
| Percentage of aggregate indebtedness to net capital | | 32.46% |

There are no material differences between above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

See accompanying report of independent registered public accounting firm.

**Schedule II**

**NATIONWIDE INVESTMENT SERVICES CORPORATION**
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation for the Determination of the Reserve Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2013

The Company is exempt from Rule 15c3-3 pursuant to the provisisons of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

**Schedule III**

**NATIONWIDE INVESTMENT SERVICES CORPORATION**
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2013

The Company is exempt from Rule 15c3-3 pursuant to the provisisons of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

KPMG

**KPMG LLP**
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568



**Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5**

The Board of Directors
Nationwide Investment Services Corporation:

In planning and performing our audit of the financial statements of Nationwide Investment Services Corporation (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2014